NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

An d y T uc k e r T : ( 2 0 2 ) 6 8 9 - 2 9 8 7 andy.tucker@nelsonmullins.com	101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

July 21, 2022

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Office of Real Estate & Construction

RE:	Pono Capital Two, Inc.

Registration Statement on Form S-1

Filed June 14, 2022

File No. 333-265571

Ladies and Gentlemen:

On behalf of Pono Capital Two, Inc., a corporation organized under the law of Delaware (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated July 11, 2022 with respect to the Company’s Registration Statement (“Registration Statement”). This letter is being submitted together with the Registration Statement, which filing reflects the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and is followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1 filed June 14, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company’s sponsor, Mehana Capital LLC, is controlled by a U.S. person, but has substantial ties with non-U.S. persons in Japan. The Company has added a risk factor to the Registration Statement on page 36 disclosing the CFIUS related risks discussed above.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts | New York North Carolina | South Carolina | Tennessee | West Virginia

July 21, 2022

2.	We note your risk factors disclosure on page 48 that funds from the sale of forward-purchase shares may be used as part of the consideration in your initial business combination, and that the forward-purchase investor’s obligations to purchase units are subject to termination prior to the closing of the sale by mutual consent of the parties. However, disclosure on pages 9 and 72 refers to forward purchase and backstop agreements that you may enter into following consummation of this offering. Please revise to clarify whether a forward purchase agreement is contemplated or has been executed, and if so, disclose the material terms of such agreement.

Response: A forward purchase agreement is not contemplated and has not been executed. References to a forward purchase agreement have been removed throughout the Registration Statement.

Summary

The Offering, page 10

3.	Please revise your page 17 disclosure to clarify that holders of the placement units will be entitled to registration rights.

Response: The Company has revised the page 17 disclosure to clarify that holders of the placement units will be entitled to registration rights.

Risk Factors, page 33

4.	We note your risk factors disclosure on page 49 that you may issue shares to investors in PIPE transactions at less than the market price at that time. Please expand your disclosure to describe how the terms of such financings may impact public shareholders.

Response: The Company has revised the page 49 disclosure to describe how issuing shares to investors in PIPE transactions at less than the market price at that time may impact public shareholders.

July 21, 2022

Management, page 102

5.	For each director or director nominee, please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response: The Company has added the specific experience, qualifications, attributes or skills that led to the conclusion that each director or director nominee should serve as a director.

Principal Stockholders, page 112

6.	Please revise to clarify who has or shares voting and dispositive control over the shares held by the Sponsor. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a).

Response: The Company has clarified in its principal stockholders table that Dustin Shindo is the control person of the Sponsor, and possesses all voting power.

Description of Securities

Our Amended and Restated Certificate of Incorporation

Exclusive forum for certain lawsuits, page 127

7.	Please reconcile your prospectus description of the exclusive forum provision and your amended and restated certificate of incorporation description of the exclusive forum provision. In this regard, we note that the prospectus states the exclusive forum provision will not apply to actions brought under the Securities Act. This suggests, as provided by Section 22 of the Securities Act, that federal and state courts will have concurrent jurisdiction over such claims. However, Section 13.1 of your amended and restated certificate of incorporation states the federal courts shall be the exclusive forum for the resolution of any complaint arising under the Securities Act. If Section 13.1 is accurate and will control, please revise your prospectus disclosure as appropriate, including to describe Section 22 and to state that as a result there is uncertainty as to whether a court would enforce the exclusive forum provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company has reconciled the Registration Statement description of the exclusive forum provision and the amended and restated certificate of incorporation description of the exclusive forum provision to state that the federal courts shall be the exclusive forum for the resolution of any complaint arising under the Securities Act. The Company has included a description of Section 22, an explanation that as a result there is uncertainty as to whether a court would enforce the exclusive forum provision, and a statement that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

July 21, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 202-689-2987 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/Andrew M. Tucker
Andrew M. Tucker

Enclosures

cc:	(via e-mail)

Pono Capital Two, Inc.

643 Ilalo St. #102

Honolulu, Hawaii 96816